FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Correction to the News Release on Approval of Share Buyback Program, furnished as Exhibit 4 of the report on Form 6-K on April 30, 2014

EXPLANATORY NOTE: The registrant furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K on April 30, 2014. The registrant is furnishing this Form 6-K/A in order to replace Exhibit 4 “Nomura Approves Share Buyback Program” furnished on Form 6-K on April 30, 2014 with Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Approves Share Buyback Program

Tokyo, April 30, 2014—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 19, 2014, to July 25, 2014, and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares. Of this, approximately 44 million shares are expected to be used for stock options. The upper limit of the aggregate amount of the repurchase price will be 70 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2014, Nomura Holdings had 3,822,562,601 outstanding shares including 104,927,439 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.